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                             June 26, 2023

       Fion Wenjuan Zhou
       Chief Financial Officer
       Niu Technologies
       No.1 Building, No. 195 Huilongguan East Road,
       Changping District, Beijing 102208
       People   s Republic of China

                                                        Re: Niu Technologies
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            Filed April 21,
2023
                                                            File No. 001-38696

       Dear Fion Wenjuan Zhou:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

       Provisions Required from the PRC Government Authorities for Our Operations, page 8

   1. Please expand your discussion to address the following, specifically beginning with stating affirmatively
whether you have received all requisite permissions or approvals, etc.:

                                                              Disclose each
permission or approval that you, your subsidiaries, or the VIEs are required to obtain
from Chinese authorities to operate your business and to offer the securities being
registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered
by permissions requirements from the China Securities
                                                            Regulatory
Commission (CSRC), Cyberspace Administration of China (CAC) or any
                                                            other governmental
agency that is required to approve the VIE   s operations, and state
                                                            affirmatively
whether you have received all requisite permissions or approvals and
 Fion Wenjuan Zhou
FirstName  LastNameFion Wenjuan Zhou
Niu Technologies
Comapany
June       NameNiu Technologies
     26, 2023
June 26,
Page 2 2023 Page 2
FirstName LastName
              whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

2. With regard to your discussion of the new CSRC Overseas Listing Trial Measures which took effect on March 31, 2023, please disclose how, if at all, the Overseas Listing Trial
         Measures apply to you, your subsidiaries and the VIE and its subsidiaries and whether all relevant parties have complied with your obligations under the Overseas Listing Trial
         Measures, and the risks to investors of non-compliance.

Risks Related to Doing Business in China
The PRC government's significant oversight over our business operation could result in a material adverse change in our operations , page 43

3. Please expand the discussion in the second sentence to clarify that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Reference is made to your disclosure in the second to last paragraph on page 4.

Risks Related to Our ADSs
Certain judgments obtained against us by our shareholders may not be enforceable, page 58

4. In addition to this Risk Factor disclosure, please provide a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgments against your officers and directors who appear to be located in China.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 137

5. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly
 Fion Wenjuan Zhou
FirstName  LastNameFion Wenjuan Zhou
Niu Technologies
Comapany
June       NameNiu Technologies
     26, 2023
June 26,
Page 3 2023 Page 3
FirstName LastName
         detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).

6. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

7. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.

Item 19. Exhibits, page Exhibits

8. Refer to the Certifications of the Chief Executive Officer and Chief Financial Officer at
         Exhibits 13.1 and 13.2, respectively. We note the first paragraph of each exhibit refers to the prior year ended December 31, 2021, rather than the current year ended December 31,
         2022. Please amend your December 31, 2022 Annual Report on Form 20-F in its entirety to properly include corrected Exhibits 13.1 and 13.2. We refer you to Compliance
         & Disclosure Interpretations ("C&DIs") Section 246.14 of Regulation
S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Fion Wenjuan Zhou
Niu Technologies
June 26, 2023
Page 4

        You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-
3777 if you have questions regarding comments on the financial statements and related matters.
Contact Jennifer Thompson at (202) 551-3737 or Chris Dunham at (202) 551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameFion Wenjuan Zhou                        Sincerely,
Comapany NameNiu Technologies
                                                           Division of
Corporation Finance
June 26, 2023 Page 4                                       Office of
Manufacturing
FirstName LastName